O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004

July 8, 2020

Ms. Tara Harkins

Ms. Jeanne Baker

Mr. David Lin, Esq.

Mr. Michael Clampitt, Esq.

Division of Corporation Finance

Office of Life Sciences Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Harkins, Ms. Baker, Mr. Lin and Mr. Clampitt:

Nkarta, Inc. (File No. 333-239301)

Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form S-1 Filed on July 2, 2020

On behalf of our client, Nkarta, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 7, 2020 regarding the Company’s amendment no. 1 to the registration statement on Form S-1 filed via EDGAR to the Commission on July 2, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form S-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1

Capitalization, page 69

1.

We note your response to prior comment 2 and that you removed your pro forma earnings per share information for the year ended December 31, 2019. Please revise to present pro forma earnings per share, basic and diluted, for the year ended December 31, 2019. Ensure you reflect the issuance of the second tranche

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

of Series B convertible preferred stock as well as the conversion of all preferred stock. In this regard, we note that the second tranche of Series B convertible preferred stock should be reflected as being outstanding as of the beginning of the earliest pro forma period presented, which in your case is January 1, 2019. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

The Company has revised its disclosure on pages 11-12, 74-75 and 82 in response to the Staff’s comment.

Statements of Operations and Comprehensive Loss, page F-4

2.

We note your response to comment 3 and that you removed the pro forma net loss per share information for the year ended December 31, 2019. Please revise to include your pro forma net loss per share, basic and diluted, for the year ended December 31, 2019. Also, as previously requested, include a note on how you determined these amounts. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

The Company has revised its disclosure on page F-4, F-8 and F-31 in response to the Staff’s comment.

Exhibits

3.	Please revise Exhibit 5.1 to quantify the number of shares that counsel is opining on. Also please revise to remove the assumptions that:

•	par value has been paid for the common stock; and

•	the issuance of shares will not exceed the total number of common stock available under your Certificate of Incorporation. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Additionally, please advise us why it is appropriate for the opinion to assume registration of the shares by the transfer agent.

Concurrent with the filing herewith, the Company filed the Amended Registration Statement, which included a revised Exhibit 5.1 to quantify the number of shares that counsel is opining to, to remove the assumption of payment not less than per share par value, to remove the assumption of issuance in total numbers that do not exceed the total number of common stock available and to remove the assumption of registration of the shares by the transfer agent.

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If you have any questions regarding the Amended Registration Statement, please contact Eric Sibbitt by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com, Sydney Ryan, by telephone at (415) 984-8908 or via email at sryan@omm.com, or Frances D. Schulz, the audit engagement partner at Ernst & Young LLP, by telephone at 650-802-4510 or via email at fran.schulz@ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Eric Sibbitt

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Esq., Partner, Shearman & Sterling LLP

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